Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SECOND QUARTER OF FISCAL 2012 (Three and Six Month Periods Ended January 31, 2012)

The following information should be read in conjunction with Helix BioPharma Corp.’s (the “Company” or “Helix”) condensed unaudited interim consolidated financial statements and note disclosure for the three and six month periods ended January 31, 2012, which have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements. In addition, this information should also be read in conjunction with the Consolidated Financial Statements of Helix BioPharma Corp. and related note disclosure and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended July 31, 2011, which have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All amounts are expressed in Canadian currency unless otherwise noted.

Additional information relating to the Company, including our Annual Information Form in the form of a Form 20-F for the Company’s fiscal year ended July 31, 2011, is available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

FORWARD-LOOKING STATEMENTS AND INFORMATION

This Management’s Discussion and Analysis (“MD&A”) contains forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of U.S. and Canadian securities laws. Forward-looking statements are statements and information that are not historical facts but instead include financial projections and estimates; statements regarding plans, goals, objectives, intentions and expectations with respect to the Company’s future business, operations, research and development, including the focus of the Company on its two drug candidates, L-DOS47 and Topical Interferon Alpha-2b (cervical lesions indication); and other information in future periods. Forward-looking statements include, without limitation, statements concerning (i) the Company’s growth and future prospects being dependent on the success of one or both of L-DOS47 and Topical Interferon Alpha-2b; (ii) the Company’s priority on L-DOS47; (iii) decisions which management believes need to be made, or which may be made, by the New Board (as defined under The Settlement Agreement below); (iv) the Company’s development programs for Topical Interferon Alpha-2b, DOS47 and L-DOS47, including but not limited to, extension of the drug candidates to other indications and the identification and development of further tumor-targeting antibodies for DOS47; (v) the Company’s planned future U.S. Phase I and Polish Phase I/II clinical trials for L-DOS47; (v) its planned future U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (low-grade cervical lesions), including seeking strategic partner support and obtaining regulatory approvals for such trials; (vi) indications and therapeutic and market opportunities for the two drug candidates; (vii) the nature, design and timing of future clinical trials, and commercialization plans; (viii) future expenditures, insufficiency of the Company’s current cash resources and the need for financing and cost-cutting and/or cost-deferral measures within certain timelines; and (ix) future financing requirements, the seeking of additional funding and anticipated future revenue and operating losses. Forward-looking statements can further be identified by the use of forward-looking terminology such as “expects”, “plans”, “designed to”, “potential”, “is developing”, “believe”, “intended”, “continues”, “opportunities”, “anticipated”, “2012”, “next”, “ongoing”, “pursue”, “to seek”, “proceed”, “objective”, “estimate”, “future”, “wish”, or the negative thereof or any other variations thereon or comparable terminology referring to future events or results, or that events or conditions “will”, “may”, “could”, “would”, or “should” occur or be achieved, or comparable terminology referring to future events or results.

Forward-looking statements are statements about the future and are inherently uncertain, and are necessarily based upon a number of estimates and assumptions that are also uncertain. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Forward-looking statements, including financial outlooks, are intended to provide information about management’s current plans and expectations regarding future operations, including without limitation, future financing requirements, and may not be appropriate for other purposes. Certain material factors, estimates or assumptions have been applied in making forward-looking statements in this MD&A, including, but not limited to, the safety and efficacy of L-DOS47 and Topical Interferon Alpha-2b (low-grade cervical lesions); that sufficient financing will be obtained in a timely manner to allow the Company to continue operations beyond the next twelve months; that sufficient cost-deferral and/or cost-cutting measures will be taken; the timely provision of services and supplies or other performance of contracts by third parties; future revenue and costs; the absence of any material changes in business strategy or plans, other than the implementation of cost-deferral and/or cost-cutting measures; and the timely receipt of required regulatory approvals, and strategic partner support.

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The Company’s actual results could differ materially from those anticipated in the forward-looking statements contained in this MD&A as a result of numerous known and unknown risks and uncertainties, including without limitation, the risk that the Company’s assumptions may prove to be incorrect; the need for financing or, subject to implementing sufficient cost-deferral and cost-cutting measures with respect to the Company’s research and development programs, and the risk that the Company may not be able to obtain financing necessary to continue its business; clinical trials may not commence or complete within anticipated timelines or may fail; third party suppliers of necessary services or of drug product and other materials may fail to perform which could cause delay or cancellation of the Company’s research and development or distribution activities; necessary regulatory approvals may not be granted or may be withdrawn; the Company may not be able to secure necessary strategic partner support; general economic conditions, intellectual property and insurance risks; changes in business strategy or plans that the New Board may determine to make; and other risks and uncertainties referred to later in this MD&A under the headings “Risks and Uncertainties” and elsewhere in this MD&A, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Certain of these risks and uncertainties, and others affecting the Company, are more fully described in the Company’s latest Form 20-F and other reports filed with the Canadian Securities Regulatory Authorities from time to time at www.sedar.com, and with the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov, and readers are urged to review these. Forward-looking statements are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement should those beliefs, assumptions, opinions or expectations, or other circumstances change, except as required by law.

OVERVIEW

Helix BioPharma Corp. is a Canadian biopharmaceutical company primarily focused in the field of cancer therapy. The Company is developing products for the treatment and prevention of cancer based on its proprietary technologies. Helix’s product development initiatives include its L-DOS47 and Topical Interferon Alpha-2b new drug candidates. Our research and development activities are currently being financed primarily by the issuance of our common shares. Ongoing revenue consists of product revenue from the distribution in Canada of Klean-Prep®1, Orthovisc®1, Monovisc®1, Immunovir®1 and Normacol®1. The Company commenced distribution of Monovisc® in the first quarter of fiscal 2010. The Company will cease distribution of Normacol® once current inventory runs out. In the last three fiscal years, revenue from sales of Normacol® represented 3.7% or less of the Company’s total product revenue.

Until December 1, 2010, the Company also received royalty payments from Helsinn-Birex Pharmaceuticals Limited (“Helsinn”) relating to its license of the Company’s Klean-Prep™ technology. On December 1, 2010 the Company entered into an agreement to assign certain international Klean-Prep™ rights to Helsinn. Upon closing, Helsinn paid Helix a sum of 1 million Euros in exchange for the world-wide rights, title and interest in Klean-Prep™, excluding the U.S. and Canada. Under the agreement Helsinn was also given the ability to purchase the U.S. rights to Klean-Prep™ for 900,000 Euros if it achieves the U.S. commercialization of Klean-Prep™ by December 2012 and if it makes all the set installments totalling 900,000 Euros in accordance with a pre-determined schedule to start immediately following the U.S. commercialization of Klean-Prep™. The agreements with Helsinn are effective December 1, 2010 and as a result, Helix no longer earns royalty revenue associated with Klean-Prep™.

The Company expects that its growth and future prospects will be largely dependent on the success of one or both of its drug candidates, L-DOS47 and Topical Interferon Alpha-2b. As the majority of the Company’s resources are focused on these two emerging drug products in the development stage, the Company expects to incur additional losses for the foreseeable future and will therefore require additional financial resources. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research and development programs, protect its intellectual property, obtain strategic partner support and finance its cash requirements on an ongoing basis. They are also subject to any changes in development plans or strategy that the New Board may make. See The Settlement Agreement below.

The Company’s cash resources have been severely impacted by the costs incurred in connection with the Company’s contested annual general meeting held on January 30, 2012 and the AGM/Special Committee matters referred to below. It is management’s current expectation that one or more of its research and development programs may need to be delayed pending further financing. See Liquidity and Capital Resources below.

1 Klean-Prep® is a registered trademark in the U.S. and Canada owned by Helix BioPharma Corp. Orthovisc® is a US and Canadian registered trademark of Anika Therapeutics Inc. Monovisc® is a Canadian registered trademark of Anika Therapeutics Inc. Imunovir® is a U.S. and Canadian registered trademark of Newport Pharmaceuticals Ltd. Normacol® is a Canadian registered trademark of Norgine Limited.

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Please see the Company’s fiscal 2011 Form 20-F at www.sedar.com and at www.sec.gov for a further discussion of the Company’s lead drug candidates and research and development activities. As both drug candidates are in the early stages of development and their continued development will depend on successfully reaching a number of milestones over the next several years, it is not possible at this time to estimate costs and timing to commercial production and distribution or whether commercial production and distribution will occur at all.

DOS47 – A broad anti-cancer therapeutic candidate
DOS47 was conceived to offer a novel approach to cancer therapy by leveraging a natural process in the body called the urea cycle, to produce an anti-cancer effect. DOS47 is based upon a naturally occurring enzyme called urease that essentially reverses the urea cycle by breaking down urea into metabolites that include ammonia and hydroxyl ions. By doing so at the site of cancerous tissues in the body, we believe DOS47 will modify the microenvironmental conditions of cancerous cells in a manner that leads to their death.

Helix believes that DOS47 stimulates an increase in the pH of the microenvironment surrounding the cancerous cells, effectively reversing the acidic extra-cellular conditions that are known to be necessary for cancer cell survival. This acidic environment can also reduce the effectiveness of some commonly used anti-neoplastic agents and therefore impede treatment directly. The local production of ammonia at the site of cancerous tissues is thought by us to readily diffuse into the cancer cells to exert a potent cytotoxic effect by interfering with their critical metabolic functions. In addition, we believe the enzymatic action of urease at the site of cancerous cells is believed to be repetitive and sustainable due to the plentiful supply of urea that is furnished by the body. Urease is isolated by Helix’s contract manufacturer, BioVectra Inc. (“Biovectra”), from a naturally occurring plant, jack beans.

The Company has been awarded two DOS47-related patents from the U.S. patent office, both of which will expire in 2024. The Company has also been awarded eleven DOS47-related patents outside of the U.S. The issued patents cover the use of targeted DOS47-based therapeutics alone and combined with certain weakly basic chemotherapeutic drugs in adjunct treatment applications. Helix intends to pursue the development of DOS47 both as a monotherapy and as an adjunct therapy in combination with certain chemotherapeutics and/or radiation regimens, with a view to maximizing its DOS47 commercialization potential.

Helix continues to explore opportunities to expand its product pipeline with new DOS47-based therapeutics pending the identification of further tumor targeting agents, such as the non-small cell lung cancer-specific antibody component of L-DOS47. The Company has separate arrangements with Canada’s National Research Council (the “NRC”) and Amorfix Life Sciences Ltd. for the identification of additional tumor-targeting antibodies for conjugation with DOS47 and testing of the resultant immunoconjugates. In each case, in the event that antibody candidates worthy of further development with DOS47 are identified, the parties will discuss terms for such development and licensing. The Company is currently exploring antibodies that target tumor vasculature and antigens that might be important for pancreatic cancer. The Company has prepared laboratory-scale DOS47 immunoconjugate product candidates and continues to conduct in vitro and pilot animal efficacy research studies with these product candidates. The Company has not yet initiated formal preclinical investigations with these new DOS47 immunoconjugate product candidates, pending the outcome of its ongoing research studies and the need for further capital before doing so.

L-DOS47
L-DOS47 is the first targeted therapeutic immunoconjugate under development based upon Helix’s DOS47 technology. Helix’s L-DOS47 is a new drug in development that is intended to offer an innovative approach to the first-line treatment of inoperable, locally advanced, recurrent or metastatic non-small cell lung cancer (“NSCLC”).

We believe L-DOS47 is unique among cancer therapeutics currently on the market today because its pharmacological effect is based on a biochemical enzyme reaction, whereby the urease compound reacts with the naturally occurring urea in a continuous manner.

L-DOS47 is designed to act in a targeted manner, affecting NSCLC cells preferentially over any other cells in the body. In order to do this, the L-DOS47 drug molecule includes a highly specialized camelid-derived single domain antibody, designed to identify a unique CEACAM6 antigenic site associated with NSCLC cells and predominantly those of the adenocarinoma type. In 2005, Helix entered into a worldwide exclusive license with the NRC, through which it obtained the rights to combine this antibody with Helix’s DOS47 technology. Helix has certain royalty and milestone payment obligations pursuant to the license agreement. A more detailed description of this agreement can be found in the Company’s fiscal 2011 Form 20-F. A patent application in respect of the antibody has been filed in Canada, the United States and other countries. As announced on March 2, 2011, the NRC was issued a U.S. patent in respect of the antibody.

On February 7, 2011 Helix announced it received approval by the U.S. FDA to conduct its planned U.S. Phase I clinical study with L-DOS47, and on July 25, 2011, Helix announced it received approval from the Central Register of Clinical Trials at the Polish Ministry of Health to perform its planned European Phase I/II clinical study.

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The U.S. Phase I study is expected to be primarily a safety study in patients with refractory solid tumors of any type. In addition, the study design includes an expansion population at the end of the study in patients with inoperable, locally advanced, recurrent or metastatic, non-squamous Stage IIIb/IV NSCLC in order to assess preliminary efficacy. The European Phase I/II study, by comparison, is planned to be a more sophisticated, multi-arm safety and preliminary efficacy study in patients with inoperable, locally advanced, recurrent or metastatic, non-squamous stage III/IV NSCLC. In the case of the Phase I/II study, Helix plans to study the effects of L-DOS47 alone as a monotherapy, as well as in adjunct/combination regimens with certain common chemotherapy drugs (i.e., vinorelbine with or without cisplatin) and common radiation therapy. Both trials will be of an open-label design, allowing for periodic status updates through the course of the trials. These two trials are intended to demonstrate valuable safety and proof-of-concept efficacy data for L-DOS47, if successful, across a range of possible therapeutic applications for potential future expanded clinical testing. Helix believes that L-DOS47 may also prove to have utility in neoadjuvant and/or adjuvant therapeutic applications, however, no such clinical testing is planned currently. Further information regarding these trials is contained in Helix’s Annual Report on Form 20-F filed with the SEC at www.sec.gov and with Canadian regulatory authorities on SEDAR at www.sedar.com.

The Company had previously planned to at least initiate the U.S. Phase I study and the European Phase I/II study, with patient recruitment to commence this year. More recently, the Company had been planning to commence the Polish Phase I/II clinical study in the current quarter. However, in light of the Company’s current cash resources (see Liquidity and Capital Resources below), management believes that the Company will need to review the previous plans for these studies and to implement cost-cutting or cost-deferral measures, or both, pending additional financing. Management is considering a number of possible cost-deferral measures that it plans to present to the New Board (see the Settlement Agreement below) for its consideration. Pending the New Board’s review, there can be no assurance at this time whether the studies will continue to go ahead as previously planned or at all. Regardless, the Company would still require additional capital in order to see these studies through to completion. Raising sufficient additional capital on a timely basis is not assured. See also Liquidity and Capital Resources and Risks and Uncertainties below.

Helix’s objective for the commercialization of L-DOS47 is to enter into a strategic alliance with an appropriate pharmaceutical company at some point in the future. While Helix has planned to endeavor to generate value-adding clinical findings demonstrating the safety and efficacy of L-DOS47 in patients before doing so, a strategic alliance may be established at any point in the development process, if available and the Company considers it advantageous to do so.

Topical Interferon Alpha-2b
Helix is developing Topical Interferon Alpha-2b for the treatment of certain skin/mucosal lesions caused by Human Papilloma Virus (“HPV”) infections. HPV is one of the most common sexually transmitted infections and is linked to a variety of cancers.

Helix’s Topical Interferon Alpha-2b formulation incorporates the Company’s patented Biphasix™ technology. The BiphasixTM technology is designed to facilitate the delivery of macromolecules such as interferon alpha-2b across the surface of skin/mucosal tissues. Topical Interferon Alpha-2b is designed to deliver interferon alpha-2b therapy to the basal epidermal layer, combating HPV infections where they would otherwise cause abnormal cellular proliferation.

Human leukocyte-derived interferon alpha-2b is a well-established recombinantly produced drug therapy with potent antiviral effects that is available today in injectable preparations only. Helix’s Topical Interferon Alpha-2b is intended to offer a superior cream dosage form of interferon alpha-2b for dermatological applications.

In December 2000, the Company signed an agreement with Schering Corporation (“Schering”), granting it the option to obtain an exclusive worldwide license to use the Company’s Biphasix™ technology in pharmaceutical products containing interferon-alpha. Schering’s option may be exercised at any time up to 60 days following the successful completion of Phase III clinical trials. Included in the option agreement are terms for the grant of a license to Schering for the life of the associated patents, which provides for milestone payments and royalties on Topical Interferon Alpha-2b product sales. As part of the agreement, Schering agreed to supply to the Company, at no charge, a quantity of interferon alpha-2b for use in the Company’s Topical Interferon Alpha-2b approved development program. The Company may require additional interferon alpha-2b beyond this quantity, which will require Schering’s written approval. In 2009, Schering became a subsidiary of Merck & Co. Inc., following Merck’s merger with former parent company Schering-Plough Corporation. A more detailed description of this agreement can be found in the Company’s fiscal 2011 Form 20-F.

The Company has been in discussions with Merck with respect to Merck providing strategic partner support for this project in the form of funding. Merck has advised the Company that they are not in a position to do so. This may result in material modifications to the option agreement so as to allow the Company to secure a new strategic partner, including funding support. As well, discussions are ongoing regarding the continued supply of interferon alpha-2b raw material in order to complete the clinical trial program, which may similarly result in material modifications to the option agreement for purposes of securing a new raw material supplier.

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Topical Interferon Alpha-2b (low-grade cervical lesion therapeutic indication, formerly referred to as “LSIL” or low-grade cervical dysplasia)
Helix achieved positive results in 2007 from a Phase II clinical study of Topical Interferon Alpha-2b in women with potentially precancerous low-grade squamous intraepithelial lesions (“LSIL”). Summary results of this study are reported in Helix’s fiscal 2011 Form 20-F. Following this study, Helix conducted a Phase II pharmacokinetic study in 14 women with low-grade CIN 1 or CIN 2 cervical lesions on colposcopic directed biopsy. On October 21, 2010, Helix announced positive efficacy and safety findings from the study. Using colposcopic directed biopsy to determine the treatment’s effectiveness, 71.4% of the women in the study no longer had potentially pre-cancerous, low-grade lesions known as cervical intraepithelial neoplasia grade 1 or 2 (CIN 1 or CIN 2) following treatment. Colposcopic directed biopsy is generally considered the leading method for diagnosing potential cervical precancer today. In addition, Topical Interferon Alpha-2b demonstrated an excellent safety profile, with no significant local intolerance findings and no serious adverse events.

Having successfully completed the pharmacokinetic study, Helix plans to progress to randomized, placebo-controlled double-blind trials to evaluate the product in an expanded patient population in patients with low-grade cervical lesions (CIN 1 or CIN2). Helix wishes to perform two parallel pivotal efficacy trials, one in the U.S. as a Phase II/III trial and another one in Europe as a confirmatory Phase III trial, requiring approximately 500 patients per trial over an estimated two-year duration for each trial, in order to support marketing authorizations. On October 19, 2010, Helix announced it had filed its IND with the FDA for the planned U.S. Phase II/III trial and provided further particulars of its proposed trial design in such announcement. On November 19, 2010, Helix provided a status update on this IND application, indicating that it had been placed on “clinical hold” by the FDA pending submission of satisfactory additional product analytical information by Helix. On October 12, 2011, Helix announced that it had filed its complete response to the FDA’s “clinical hold” issues. On November 11, 2011, Helix announced that the “clinical hold” had been removed by the FDA, as a result of which Helix now has approval to perform the planned clinical trial. On December 19, 2011, Helix announced that it had filed a CTA with both the Bundesinstitut für Arzneimittel und Medizinprodukte (BfArM) and the Medicines and Healthcare Regulatory Authority (MHRA) seeking approval to perform its planned European Phase III confirmatory trial in Germany and/or the United Kingdom respectively.

Most recently, Helix received conditional regulatory authorization from the MHRA pursuant to its December 2011 CTA filing. The MHRA granted this authorization, mainly on condition that Helix must submit and receive approval of Topical Interferon Alpha-2b batch release data within approved specifications from Helix’s contract manufacturer’s site in Mississauga, Ontario, as the batch exhibited in the CTA was made at the manufacturer’s former site in Niagara, New York, now closed. Satisfying this request is not expected to pose any technical challenges for Helix as it has already successfully transferred its full manufacturing compounding capabilities to its manufacturer’s Mississauga facility. As well, the MHRA have stated that Helix must submit additional details for their approval in the event Helix wishes to potentially extend the shelf life of its product beyond that which was stipulated in its CTA.

As it relates to obtaining approval from the BfArM pursuant to the December 2011 CTA filing, the BfArM has been in contact with Helix and the CTA review process has not been completed as of yet. Helix will report on the BfArM’s decision once finalized.

The Company has not committed any capital towards the commencement of the European Phase III or the U.S. Phase II/III clinical trials associated with the Topical Interferon Alpha-2b drug development program, which in addition to capital also necessitates additional strategic partner support as well as European regulatory approvals before going ahead with these clinical trials. Obtaining strategic partner support may also involve revising the Company’s agreement with Schering, which will require their consent. As a result, Helix has postponed hiring the necessary contract research organizations and study support resources required to commence and execute the U.S. Phase II/III and European Phase III trials. The Company has not as yet determined whether it will complete the work necessary to resolve the MHRA approval conditions at this time or postpone the same pending additional funding and/or strategic partner support.

Accordingly, the Company does not currently have an estimated timeline for commencement or completion of these trials. Raising sufficient additional capital on a timely basis in addition to securing strategic partner support and the remaining BfArM regulatory approvals is not assured.

Topical Interferon Alpha-2b (ano-genital warts (“AGW”))
Helix has also investigated the use of Topical Interferon Alpha-2b for the treatment of patients with ano-gential warts. In fiscal 2010, the Company completed a Phase II clinical trial for this indication, at multiple centers in Sweden and Germany. Topical Interferon Alpha-2b showed no statistically significant treatment effects between the treatment and the placebo groups. Topical Interferon Alpha-2b was, however, very well tolerated. Local skin reactions (e.g., itching, burning or pain) in both groups were mostly absent or mild, and there were no treatment-related serious adverse events, which was consistent with previous clinical findings with Topical Interferon Alpha-2b. The Company has not yet determined its next steps forward for this indication, if applicable. Currently, the Company is not allocating resources to this indication.

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Topical Interferon Alpha-2b (other indications)
In addition to the use of Topical Interferon Alpha-2b as a treatment for HPV-induced cervical lesions, we believe that there is potential to develop the product for additional indications. However, the Company is not allocating resources to evaluating other potential clinical indications at this time.

The Settlement Agreement
On March 14, 2012, the Company announced that it had settled its proxy contest with the Concerned Shareholders named in the Dissident Proxy Circular dated January 13, 2012, in connection with the Company‘s Annual General Meeting held on January 30, 2012. The Settlement Agreement (the “Settlement Agreement”) also deals with certain matters set out below under Background to the Settlement Agreement - Matters relating to the January 30, 2012 Annual General Meeting / Special Committee.

As a result of the Settlement Agreement, effective March 16, 2012, the Board of Directors of Helix (the “New Board”) will consist of William White, Robert Verhagen, Marek Orlowski, Mario Gobbo, Jack Kay, and W. Thomas Hodgson.

The Chief Executive Officer, Dr. Donald Segal, after 17 years of service, has agreed to continue as CEO for a transition period of up to six months, as determined by the New Board, at which time he will resign and be entitled to all “change of control” payments and benefits under his employment contract with Helix, to be made regardless of whether a “change of control” has in fact occurred as defined in his employment contract. The “change of control” payment of $1,072,000 is being held in escrow with Computershare Trust Company of Canada, to be paid to Dr. Segal upon termination of his employment.

As part of the Settlement Agreement, all litigation has been dismissed and releases have been exchanged between Helix and the members of its previous Board of Directors, on the one hand, and the Concerned Shareholders (Zbigniew Lobacz, ACM Alpha Consulting Management Est. (“ACM Est.”), ACM Alpha Consulting Management AG (collectively with ACM Est., “ACM”), and Andreas Kandziora), Veronika Kandziora and Slawomir Majewski, on the other hand (the Concerned Shareholders, Veronika Kandziora and Slawomir Majewski being, collectively, the “Respondents”). Also as part of the Settlement Agreement, Helix has agreed to reimburse the reasonable costs and expenses incurred by the Respondents in respect of all matters involving Helix and its Special Committee, including but not limited to, the Proposal, the Meeting Requisition, the Special Committee’s investigation and the Concerned Shareholders’ proxy solicitation. The mandate of the Special Committee and the engagement of Ernst & Young LLP will be terminated. (Capitalized terms used in this paragraph and not otherwise defined have the meanings set forth below under Background to the Settlement Agreement – Matters relating to the January 30, 2012 Annual General Meeting / Special Committee).

Background to the Settlement Agreement - Matters relating to the January 30, 2012 Annual General Meeting / Special Committee (the “AGM / Special Committee Matters”)
During the first quarter of fiscal 2012, the Company received a shareholder proposal (the “Proposal”) from a shareholder (the “Proposal Shareholder”) proposing, among other things, that three new director nominees be elected to the board of directors of the Company (the “Board”). This shareholder was part of a group of shareholders that filed a Schedule 13D with the SEC, which disclosed that they may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the U.S. Securities Exchange Act of 1934. Certain members of the group requested the Company to call a shareholders meeting (the “Meeting Requisition”) to consider the Proposal. According to the amended Schedule 13D (Amendment No. 4) filed with the SEC on November 10, 2011 (the “13D”), the expanded group named therein (the “Group”) beneficially owns 40,238,676 common shares, inclusive of common shares issuable on the exercise of share purchase warrants. The Proposal Shareholder also filed an early warning report dated November 9, 2011, as an update to his earlier early warning report dated August 6, 2010. According to the November 9, 2011 report, certain members of the Group intended to mail dissident proxy materials to Helix shareholders to identify their nominees for election to the board of directors, and the remaining members of the Group intended to vote their shares with them. On November 16, 2011, the Board announced that it appointed a special committee of independent directors (the “Special Committee”) to advise the Board with respect to the Company’s upcoming annual general meeting (“AGM”), as well as to deal with matters raised by certain shareholders who participated in private placements by the Company in Europe. The Special Committee retained its own legal advisors. On December 6, 2011, the Special Committee announced that it had engaged Ernst & Young LLP to assist the Special Committee to investigate the conduct of certain shareholders and parties related to those shareholders in connection with certain of the Company’s private placements undertaken in Europe. In addition, the Special Committee’s legal counsel commenced an application to the Ontario Superior Court of Justice (Commercial List) on December 7, 2011, seeking direction from the court in relation to the upcoming AGM.

The Company retained Kingsdale Shareholder Services Inc. to assist it with solicitation matters for the AGM. The Company filed its Management Information Circular on SEDAR on January 6, 2012. Certain members of the Group (the “Dissident Group”), delivered a Dissident Proxy Circular on January 13, 2012 (the “Dissident Proxy Circular”) seeking to fix the number of directors at five and nominating five individuals to serve as directors of Helix. On January 24, 2012, the Company released a Letter to Shareholders in respect of the AGM, and on January 25, 2012, the Company issued a press release summarizing the interim report of Ernst & Young LLP. The AGM was held on January 30, 2012. At the AGM, KPMG LLP were appointed as auditors. The Chair of the AGM terminated the AGM without holding the election of directors, stating that it was impossible

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to conduct a vote at the meeting that would be fair and fully informed, for various reasons as set out by the Chair. The Chair stated that there needs to be a new voting process and subsequent shareholder vote at a new meeting of shareholders (the “New Meeting”). The Chair recommended that the New Meeting ought to be called within 3 months at the latest. As a result of the Chair’s decision, pursuant to the Company’s By-Laws, the individuals who were the directors of the Company before the AGM remained in place as the Company’s directors. Subsequent to the AGM, two of the Respondents commenced an application to the Ontario Superior Court of Justice (Commercial List) challenging the decision made by the Chair and seeking, among other things, an order declaring that the slate of directors proposed by the Concerned Shareholders was elected at the AGM. The Special Committee’s application was amended after the AGM seeking, among other things, an order requiring a new AGM and ancillary relief related to the conduct of the voting process at a new AGM. Pursuant to the Settlement Agreement, these court proceedings have been dismissed.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

Basis of presentation and going concern
These condensed unaudited interim consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company's ability to continue as a going concern is dependent mainly on obtaining additional financing, which is always challenging for research and development companies like Helix, and even more so during the recent global economic downturn. The Company has a history of net losses and based on its current operational forecast, expects to continue to operate at a loss for the foreseeable future. Primarily due to the magnitude of expenditures incurred by the Company in connection with the AGM / Special Committee Matters and the Settlement Agreement, the Company’s cash reserves of $6,860,000 as at March 15, 2012 are insufficient to meet anticipated cash needs for working capital and capital expenditures through the next twelve months. The cash reserve amount of $6,860,000 includes the return of $1,567,000 from funds previously placed in escrow but excludes an amount of $1,072,000 which still remains in escrow as at March 15, 2012. Management believes that the Company will need to take various cost-cutting and/or cost-deferral initiatives in order to extend its current cash position while it seeks additional financing. There can be no assurance, however, that additional financing can be obtained in a timely manner, or at all, or that the Company will be successful in cost-cutting and or cost-deferral initiatives to extend its current cash position beyond the next twelve months. The foregoing initiatives, if not successful, may cast significant doubt as to the ability of the Company to operate as a going concern and accordingly, the appropriateness of the use of the accounting principles applicable to a going concern. These condensed unaudited interim consolidated financial statements do not include any adjustments that might be necessary to the carrying amount and classification of reported assets, liabilities, revenue and expenses that might be necessary should the Company not be successful in its aforementioned initiatives. Such adjustments could be material. The Company cannot predict whether it will be able to raise the necessary funds it needs to continue as a going concern. See also Liquidity and Capital Resources below.

The accounting policies set out below have been applied consistently to all periods presented in these condensed unaudited interim consolidated financial statements and in preparing the opening IFRS statements of financial position at August 1, 2010, the date of transition to IFRS, unless otherwise indicated.

Basis of consolidation
The condensed unaudited interim consolidated financial statements include the assets and liabilities and results of operations of all subsidiaries after elimination of intercompany transactions and balances.

Use of estimates and assumptions
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of estimates include research and development tax credits associated with research and development expenditures, the determination of fair value of stock options granted for estimating stock-based compensation, the allocation of proceeds to share purchase warrants, as well as in determining the allowance for doubtful accounts, provisions for obsolete inventory, estimates related to the determination of useful lives and assessment of impairment of long-lived assets such as property, plant and equipment. In determining these estimates, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. Actual results could differ from these estimates.

Cash and cash equivalents
The Company considers cash on hand, deposits in banks and bank term deposits with maturities of 90 days or less as cash and cash equivalents.

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Inventory
Inventory consisting of finished goods is valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. In determining the net realizable value, the Company considers factors such as yield, turnover, expected future demand and past experience. Cost includes the cost to purchase the products. The total amount of inventories recognized as an expense (cost of sales) during the quarter ended January 31 was $357,000 (2011 - $316,000). There were no write-downs or reversal of write-downs of inventory recognized as an expense (cost of sales) during the year.

Property, plant and equipment
Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided using the following methods and estimated useful life:

Asset	Basis	Rate
Computer equipment	Straight line	3 years
Furniture and fixtures	Straight line	5 years
Research and manufacturing equipment	Straight line	10 years
Leasehold improvements	Straight line over lease term	Lease term

Revenue recognition
Product revenue from pharmaceutical sales is recognized when title has transferred to the customer and the customer has assumed the risk and rewards of ownership. Revenue from product sales is recorded net of estimated discounts, product returns and other charge-backs, if any.

Royalty revenue is recognized when the pharmaceutical product sales are shipped by a licensee to third parties and the royalty revenue can be determined and collection is reasonably assured.

Certain license fees are comprised of initial fees and milestone payments pursuant to collaborative agreements and other licensing arrangements. Initial fees are recognized over the estimated collaboration term on a straight-line basis. Milestone payments are recognized as revenue when the milestone (such as issuance of patents by regulatory authorities or achievement of commercial sales by the customer) is achieved and the customer is obligated to make the performance payment. Certain license arrangements require no continuing involvement by the Company. Non-refundable license fees are recognized as revenue, when the Company has no further involvement or obligation to perform under the arrangement, the fee is fixed or determinable and collection of the amount is reasonably assured.

Research and development costs
Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet the criteria for deferral, in which case, the costs are capitalized and amortized to operations over the estimated period of benefit. No costs have been deferred to date.

Investment tax credits
The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a capital nature, provided that the Company has reasonable assurance that the tax credits will be realized. Investment tax credit receivable at January 31, 2012 totals $936,000 (July 31, 2011- $1,968,000), of which $276,000 (July 31, 2011- $1,308,000) is included in current accounts receivable and $660,000 is classified as other receivables (July 31, 2011- $660,000).

Stock-based compensation
The Company accounts for stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees in accordance with the fair value method. The fair value of stock options granted is determined at the appropriate measurement date using the Black-Scholes option pricing model, and generally expensed over the options’ vesting period for employee awards and non-employee awards. Awards with graded vesting are considered multiple awards for fair value measurement and stock-based compensation calculation. In determining the expense, the Company accounts for forfeitures using an estimate based on historical trends.

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Foreign currency translation
The Company’s currency of presentation is the Canadian dollar, which is also the Company’s functional currency. Foreign currency-denominated items are translated into Canadian dollars. Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the rates of exchange in effect at the statement of financial position dates. Non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at the exchange rates prevailing at their respective transaction dates. Exchange gains and losses arising on translation are included in operating results.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of certain existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, the deferred tax asset has not been recognized.

Impairment of long-lived assets
(i) Financial assets:
A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment test is performed, on an individual basis, for each material financial asset. Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics. Impairment losses are recognized in profit or loss.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the assets’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss for all financial assets except available-for-sale equity securities.

(ii) Non-financial assets:
The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows of other assets or cash-generating units. An impairment loss is recognized if the carrying amount of an asset or its related cash-generating unit exceeds its estimated recoverable amount.

Impairment losses recognized in prior periods are assessed each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Basic and diluted loss per common share
Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. The inclusion of the Company’s stock options and

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warrants in the computation of diluted loss per share has an anti-dilutive effect on the loss per share and, therefore, they have been excluded from the calculation of diluted loss per share.

Financial instruments
Financial assets and financial liabilities are initially recorded at fair value and their subsequent measurements are determined in accordance with their classification. The classification depends on the purpose for which the financial instruments were acquired or issued and their characteristics. Cash and cash equivalents are classified as held-for-trading assets and are accounted for at fair value. Accounts receivable are classified as loans and receivables, and after initial recognition are recorded at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, and after initial recognition are recorded at amortized cost.

NEW ACCOUNTING STANDARDS AND PRONOUCEMENTS

Recently adopted

Transition to and initial adoption of IFRS and impact on the Company
The condensed unaudited interim consolidated financial statements for the three and six month periods ended January 31, 2012 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). These condensed unaudited interim consolidated financial statements are the second quarterly consolidated financial statements that comply with IFRS as expected to be in effect as at July 31, 2012. In preparing the condensed unaudited interim consolidated financial statements, the Company's opening consolidated statement of financial position was prepared as at August 1, 2010, the Company's date of transition to IFRS. The accounting policies set out in note 2 of the condensed unaudited interim consolidated financial statements have been applied in preparing the consolidated financial statements for the three and six month periods ended January 31, 2012, the comparative information presented for the year ended July 31, 2011 and the three-month period ended January 31, 2011, as well as the opening IFRS consolidated statement of financial position at the August 1, 2010 transition date.

The conversion to IFRS impacts the way the Company presents its financial results. The impact of the conversion to IFRS on the Company’s accounting systems has been minimal due to limited changes in accounting policies. The Company’s internal and disclosure control processes, as currently designed, have not required significant modifications as a result of conversion to IFRS. The Company has assessed the impact of adopting IFRS on its contractual arrangements, and has not identified any material compliance issues. The Company has also considered the impact that the transition will have on its internal planning process and compensation arrangements and has not identified any significant issues.

Note 14 of the condensed unaudited interim consolidated financial statements explains the principal adjustments made by the Company in restating its Canadian GAAP consolidated statement of financial position and consolidated statement of net loss and comprehensive loss as at and for the three and six month periods ended January 31, 2011 and its previously published Canadian GAAP consolidated financial statements as at and for the year ended July 31, 2011. The transition from Canadian GAAP to IFRS has not had a material impact on the statements of cash flows. The reconciling items between Canadian GAAP and IFRS presentation has no net effect on the cash flows generated.

Not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company's consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretations Committee that are mandatory for annual periods beginning on or after January 1, 2011 or later periods. Many of these updates are not applicable or are inconsequential to the Company and have been excluded from the discussion below.

The remaining pronouncements are being assessed to determine their impact on the Company's results and financial position:

IFRS 9, Financial Instruments: Classification and Measurement
IFRS 9, Financial Instruments: Classification and Measurement, as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39, Financial instruments: Recognition and Measurement. The standard is effective for annual periods beginning on or after January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9

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will have an effect on the classification and measurement of the Company's financial assets but will potentially have no impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

IFRS 10, Consolidated Financial Statements
The amendment establishes a single control model that applies to all entities. These changes will require management to exercise significant judgment to determine which entities are controlled, and therefore are required to be consolidated by a parent, compared with the former requirements. The amendment becomes effective for annual periods beginning on or after January 1, 2013. The Company is currently in the process of evaluating the implications of this new standard, if any.

IFRS 11, Joint Arrangements
The amendment replaces IAS 31 – Interests in Joint Ventures and SIC-13 Jointly controlled entity – Non-monetary Contributions by Venturers and addresses only two forms of joint arrangements (joint operations and joint ventures) where there is joint control and removes the option to account for jointly controlled entities using proportionate consolidation. The amendment becomes effective for annual periods beginning on or after January 1, 2013. The Company is currently in the process of evaluating the implications of this new standard, if any.

IAS 12, Income Taxes - Recovery of Underlying Assets
The amendment clarified the determination of deferred tax in investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40, Investment Property should be determined on the basis that its carrying amount will be recovered through sale. Further, it introduces the requirement to calculate deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16, Property, Plant and Equipment always be measured on a sale basis of the asset. The amendment becomes effective for annual periods beginning on or after January 1, 2012. The adoption of this interpretation is likely to have no effect on the consolidated financial statements of the Company.

IFRS 13, Fair Value Measurement
The amendment does not change the circumstances under which an entity is required to use fair value, but rather provides an entity guidance on how to measure the fair value of financial and non-financial assets and liabilities when required or permitted by IFRS. The disclosure requirements are substantial. The amendment becomes effective for annual periods beginning on or after January 1, 2013. The Company is currently in the process of evaluating the implications of this new standard, if any.

RESULTS FROM OPERATIONS
Three and six month periods ended January 31, 2012 compared to the same period in the previous year

Loss for the period
The Company recorded a loss of $9,456,000 and $12,700,000, respectively for the three and six month periods ended January 31, 2012 for a loss per common share of $0.14 and $0.19, respectively. In the comparative three and six month periods ended January 31, 2011, the Company recorded a loss of $2,304,000 and $5,905,000, for a loss per common share of $0.03 and $0.09, respectively.

Revenues
Revenues totaled $1,026,000 and $2,148,000 respectively for the three and six month periods ended January 31, 2012 and represent a decrease of $162,000 (13.6%) and $245,000 (10.2%) when compared to the three and six month periods ended January 31, 2011.

Product revenues totaled $1,026,000 and $2,148,000 respectively for the three and six month periods ended January 31, 2012 and represent a decrease of $136,000 (11.7%) and $119,000 (5.2%) when compared to the three and six month periods ended January 31, 2011. Product revenues were lower across all other products. MonoviscTM and Orthovisc® and Klean-Prep® are facing increased competition and as a result, product revenue decreases are a result of both sales volumes and pricing.

License fees and royalties totaled $Nil and $Nil respectively for the three and six month periods ended January 31, 2012 and represent a decrease of $26,000 and $126,000 when compared to the three and six month periods ended January 31, 2011. License fees and royalty revenues are comprised solely of royalties related to sales of Klean-Prep® outside of Canada. On December 1, 2010, the Company entered into an agreement to assign certain international Klean-Prep® rights to Helsinn. As a result, Helix will no longer earn royalty revenue associated with Klean-Prep®, going forward. The Company currently does not have any other arrangements in place generating license fees or royalties.

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Cost of sales and margins
Cost of sales totaled $413,000 and $869,000 respectively for the three and six month periods ended January 31, 2012 (three and six month periods ended January 31, 2011 were $376,000 and $790,000 respectively). As a percentage of product revenues, cost of sales were 40.3% and 40.5% for the three and six month periods ended January 31, 2012 (three and six month periods ended January 31, 2011 were 32.4% and 34.8% respectively). The lower cost of sales as a percent of product revenue in fiscal 2011 was primarily due to goods sold through in the first and second quarter of fiscal 2011 with a cost base of zero.

Research & development
Research and development costs for the three and six month periods ended January 31, 2012 totaled $2,231,000 and $4,342,000 respectively (three and six month periods ended January 31, 2010 were $2,474,000 and $5,320,000 respectively).

Topical Interferon Alpha-2b research and development costs for the three and six month periods ended January 31, 2011 totaled $965,000 and $1,863,000 respectively (three and six month periods ended January 31, 2011 were $891,000 and $2,176,000 respectively). Lower research and development expenditures are associated with both of the Company’s Topical Interferon Alpha-2b previous clinical programs having been completed. The Company has concentrated its efforts on resolving the FDA clinical hold associated with its application to conduct a U.S. Phase II/III IND trial for low-grade cervical lesions. In November 2011, the clinical hold on the Company’s IND application for its Topical Interferon Alpha-2b, Phase II/III, low-grade cervical lesion efficacy trial has been removed by the FDA.

DOS47 research and development costs for the three and six month periods ended January 31, 2012 totaled $1,266,000 and $2,479,000 respectively (three and six month periods ended January 31, 2011 were $1,583,000 and $3,144,000 respectively). The L-DOS47 research and development expenditures reflect expenditures associated with the preparation for commencement of a Polish Phase I/II clinical study. The Company has been prioritizing cash resources towards the L-DOS47 program and more specifically, the Polish Phase I/II clinical study, which may be delayed, if the Company does not raise sufficient funding.

Also included in research and development costs for the three and six month periods ended January 31, 2012 is stock-based compensation expense of $373,000 and $540,000, respectively (three and six month periods ended January 31, 2011 were $164,000 and $508,000 respectively). The increase in stock based compensation expense is associated with the accelerated vesting portion of stock options as a result of the triggering of a change in control as defined in the Company 2010 Equity Compensation Plan.

As a result of the IFRS transition, research and development expense now also includes the portion of stock-based compensation expense associated with those employees who are involved in research and development functions. In addition, amortization expense of property, plant and equipment associated with research and development activities is also now included in research and development expense. For details of the reallocated amounts – See note 14 of the Company’s condensed unaudited interim consolidated financial statements for the three and six month periods ended January 31, 2012 for the detailed allocation.

Operating, general & administration
Operating, general and administration expenses for the three and six month periods ended January 31, 2012 totaled $1,368,000 and $2,643,000 respectively (three and six month periods ended January 31, 2011 were $1,369,000 and $2,699,000 respectively). Operating, general and administration expenditures were lower when compared to the three and six month periods ended in January 31, 2011 after taking into account stock-based compensation expense. Stock-based compensation expense for the three and six month periods ended January 31, 2012 is $412,000 and $613,000, respectively (three and six month periods ended January 31, 2011 were $223,000 and $572,000 respectively). The increase in stock based compensation expense is associated with the accelerated vesting of stock options as a result of the triggering of a change in control as defined in the Company 2010 Equity Compensation Plan.

As a result of the IFRS transition, operating general and administration expense now also includes the portion of stock-based compensation expense associated with those employees who are involved in operating general and administration functions. In addition, amortization expense of property, plant and equipment associated with operating general and administration activities is also now included in operating, general and administration expense. For details of the reallocated amounts – See note 14 of the Company’s condensed unaudited interim consolidated financial statements for the three and six month periods ended January 31, 2012 for the detailed allocation.

Special Committee and Settlement Agreement
Special committee and settlement agreement expenses for the three and six month periods ended January 31, 2012 totaled $6,159,000 and $6,405,000 respectively (three and six month periods ended January 31, 2011 were $nil and $nil respectively). The expense amount included in the Company’s condensed unaudited interim consolidated financial statements for the three and six month periods ended January 31, 2012 and 2011 include, pursuant to the Settlement Agreement (see The Settlement Agreement above), actual

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expenditures incurred as at March 13, 2012 by the Company and the Respondents relating to the AGM / Special Committee matters and the Settlement Agreement, in addition to a provision for future expenditures which the Company deems likely to be paid out and for which costs could be reasonably estimated. Any additional expenditure associated with the Special Committee and Settlement Agreement will be expensed in future quarters. See also Subsequent Events below.

Sales and marketing
Sales and marketing expenses for the three and six month periods ended January 31, 2012 totaled $305,000 and $602,000 respectively (three and six month periods ended January 31, 2011 were $312,000 and $610,000 respectively).

Also included in sales and marketing costs for the three and six month periods ended January 31, 2012 is stock-based compensation expense of $57,000 and $75,000, respectively (three and six month periods ended January 31, 2011 were $22,000 and $61,000 respectively). The increase in stock based compensation expense is associated with the accelerated vesting portion of stock options as a result of the triggering of a change in control as defined in the Company 2010 Equity Compensation Plan.

As a result of the IFRS transition, sales and marketing expense now also includes the portion of stock-based compensation expense associated with those employees who are involved in sales and marketing functions. In addition, to amortization expense of property, plant and equipment associated with sales and marketing activities is also now included in sales and marketing expense. For details of the reallocated amounts – See note 14 of the Company’s condensed unaudited interim consolidated financial statements for the three and six month periods ended January 31, 2012 for the detailed allocation.

Interest income
Interest income for the three and six month periods ended January 31, 2012 totaled $35,000 and $79,000 respectively (three and six month periods ended January 31, 2011 were $44,000 and $94,000 respectively). The decrease in interest income in fiscal 2012 reflects lower cash balances.

Foreign exchange gain/loss
Foreign exchange for the three and six month periods ended January 31, 2012 reflects losses of $41,000 loss and $66,000 respectively (three and six month periods ended January 31, 2011 reflect a loss of $8,000 and a gain of $27,000, respectively). Foreign exchange gains and losses result mainly from the sales and purchases that are denominated in currencies other than functional currencies. In addition, they can arise from purchase transactions, as well as recognized monetary financial assets and liabilities denominated in foreign currencies.

Income taxes
As a result of operating losses during the year to date, income tax expense for the three and six month periods ended January 31, 2012 totaled $nil and $nil respectively (three and six month periods ended January 31, 2011 were $333,000 and $336,000 respectively). Fiscal 2011 income taxes were attributable to the Company’s operations in Ireland.

CASH FLOW

Operating activities
Cash used in operating activities for the three and six month periods ended January 31, 2012 totaled $5,693,000 and $7,084,000 respectively, including a net loss of $9,456,000 and $12,700,000 respectively. Cash used in operating activities for the three and six month periods ended January 31, 2011 totaled $874,000 and $3,957,000 respectively, including a net loss of $2,304,000 and $5,905,000 respectively.

Significant adjustments for the three and six month periods ended January 31, 2012 include amortization of capital assets of $174,000 and $348,000 respectively (2011 – $105,000 and $212,000), deferred lease credits of $(6,000) and $(13,000) (2011 – $(6,000) and $(12,000)), stock-based compensation of $842,000 and $1,228,000 respectively (2011 –$409,000 and $1,141,000), foreign exchange loss of $41,000 and $66,000 respectively (2011 – loss of $8,000 and gain of $(27,000) respectively) and changes in non-cash working capital balances related to operations of $2,690,000) and $3,926,000 (2011 – $914,000 and $634,000).

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Financing activities
Financing activities for the three and six month periods ended January 31, 2012 totaled $nil and $43,000 respectively (three and six month periods ended January 31, 2011 were $4,000 and $9,461,000 respectively). Financing activities in fiscal 2012 reflect the exercise of stock options while 2011 reflect the net proceeds of $9,457,000 from a private placement as well as $4,000 in proceeds from the exercise of stock options.

Investing activities
Use of cash in investing activities for the three and six month periods ended January 31, 2012 totaled $1,000 and $18,000 respectively (three and six month periods ended January 31, 2011 were $71,000 and $80,000 respectively) and represents capital acquisitions in both fiscal periods.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations from public and private sales of equity, proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs, as well as economic conditions relating to the state of the capital markets generally.

At January 31, 2012, the Company had cash and cash equivalents including cash held in escrow totaling $11,919,000 (July 31, 2011 – $19,044,000). The amount in escrow as at January 31, 2012 was $2,639,000 (July 31, 2011 – $nil). The total number of common shares issued as at January 31, 2012 was 67, 221, 877 (July 31, 2011 – 67,164,934).

In its MD&A dated January 13, 2012, the Company reported that, assuming no materially negative unanticipated changes to planned expenditures and revenues, the Company had sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months. Since then, the Company’s costs incurred in connection with the AGM / Special Committee Matters have been substantially higher than originally forecasted, primarily due to higher legal fees, and the Company has had to incur, and will continue to incur, additional costs pursuant to the Settlement Agreement, including reimbursement of the Respondent’s costs in connection with the AGM / Special Committee Matters. The Company has now determined that its cash position of approximately $6,860,000 as at March 15, 2012 is insufficient to meet anticipated cash needs for working capital and capital expenditures, as previously forecasted. The cash reserve amount of $6,860,000 includes the return of $1,567,000 from funds previously placed in escrow but excludes an amount of $1,072,000 which still remains in escrow as at March 15, 2012. Management expects that decisions will need to be made by the New Board regarding cost-deferral or cost-cutting measures, or both, to be taken in order to extend the Company’s cash resources to allow it more time to seek additional financing. Management expects that if no such measures are taken, and the Company’s Polish Phase I/II clinical study for L-DOS47 is commenced in the current quarter as management had previously planned, the Company’s cash resources may not be sufficient to continue operations beyond September 2012, absent sufficient financing before then. Even if cost-cutting and cost-deferral measures are taken with respect to all of the Company’s research and development programs so as to delay them indefinitely, management considers that its current cash resources may be insufficient to continue operations beyond December 2012, again, absent sufficient financing before then. Accordingly, management believes that additional financing is of utmost priority. There can be no assurance, however, that additional financing can be obtained in a timely manner or at all.

Equity financing has historically been Helix’s primary source of funding, however, the market for equity financings for companies such as Helix is challenging, and the ongoing global economic downturn and credit crisis continue to add further challenges. While the Company has been able to raise equity financing in recent years, there can be no assurance that additional funding by way of equity financing will continue to be available. Any additional equity financing, if secured, would result in dilution to the existing shareholders which may be significant. The Company may also seek additional funding from or through other sources, including technology licensing, co-development collaborations, mergers and acquisitions, joint ventures, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products or result in significant dilution to existing shareholders. There can be no assurance, however, that any alternative sources of funding will be available. The failure of the Company to obtain additional financing on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs, including clinical trials, reducing overhead, or monetizing non-core assets, any of which could impair the current and future value of the business or cause the Company to consider ceasing operations and undergoing liquidation.

Given the Company’s conclusion about the insufficiency of its cash reserves, significant doubt may be cast about the Company’s ability to continue operating as a going concern. The continuation of the Company as a going concern for the foreseeable future depends mainly on raising sufficient capital, and in the interim, reducing, where possible, operating expenses (including making changes to the Company’s research and development plans), reducing overhead and the possible disposition of non-core assets, all as to be determined by the New Board.

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OUTSTANDING SHARE DATA

As at February 29, 2012, the Company had outstanding 67,221,877 common shares; warrants to purchase up to 13,726,084 common shares; and 4,956,189 incentive stock options to purchase up to 4,956,189 common shares.

SELECTED FINANCIAL INFORMATION

Summary of Quarterly Financial Information
The following table summarizes the Company’s condensed unaudited interim consolidated financial information for each of the last eight quarters:

(thousand $, except for per share data)	As reported under IFRS						As reported under Canadian GAAP
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2012	2012	2011	2011	2011	2011	2010	2010
Revenue	$1,026	$1,122	$1,050	$1,089	$1,188	$1,205	$1,179	$1,114
Loss in the period	(9,456)	(3,244)	(2,608)	(2,838)	(2,304)	(3,601)	(3,121)	(4,200)
Loss per share:
- basic & fully diluted	(0.14)	(0.05)	(0.03)	(0.05)	(0.03)	(0.06)	(0.07)	(0.07)
Cash used in operating activities	(5,693)	(1,391)	(3,724)	(2,658)	(874)	(3,083)	(3,045)	(3,702)
Total assets	16,021	21,709	24,371	25,641	22,884	24,368	18,114	20,343

The Company has generated revenues principally from two sources: product sales, and license fees and royalties.

Product revenue has been within a tight range, over the last eight quarters, from a high of $1,205,000 in Q1 2011 to a low of $1,026,000 in Q2 of 2012. The Company has not earned any license fees and royalty revenues in the last four fiscal quarters. As noted above, on December 1, 2010, the Company entered into an agreement to assign certain international Klean-Prep® rights to Helsinn. As a result, Helix will no longer earn royalty revenue associated with Klean-Prep®, going forward.

Up to and including the second quarter of fiscal 2012, losses remained range bound between $2,308,000 and $5,465,000. The Company had a lower loss for the second quarter of fiscal 2011 resulting from the gain realized on Helix’s sale of certain international Klean-Prep™ rights to Helsinn. The Company recognized a gain on the sale of approximately $1,003,000 net of tax. The Company also incurred various one-time costs in the first and second quarters of fiscal 2011 associated with the filing of a base shelf prospectus with the Ontario Securities Commission and related registration statement with the SEC and the Company’s listing on the NYSE Amex.

In the second quarter of fiscal 2012, the Company also incurred various legal and investor relations fees with respect to dealing with matters raised by certain shareholders who participated in private placements by the Company in Europe. Additional one time legal expenditures associated with the matters raised by certain shareholders are expected to be incurred into the third quarter of fiscal 2011. As well, in the second quarter of fiscal 2012, as a result of November 8, 2011 actions by a dissident shareholder group, under the Company’s 2010 Equity Compensation Plan, an accelerated vesting took place of all unvested stock options as at November 8, 2011 other than those held by senior management and two continuing directors, who waived the acceleration.

In addition, the Company incurs research and development expenses which fluctuate on a quarter by quarter basis depending on the stages of development associated with the Company’s drug product candidates.

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Trend information
Historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical trials being undertaken at any one time and the availability of funding from investors and any prospective strategic partners. Other than as discussed above (see Liquidity and Capital Resources), the Company is not aware of any material trends related to the Company’s business of product development, patents and licensing.

Contractual obligations
Since the end of the Company’s 2011 fiscal year on July 31, 2011, there have been no material changes that are outside the Company’s ordinary course of business with respect to contractual obligations. For a description of the Company’s contractual obligations as at July 31, 2011, please refer to the MD&A included in the Company’s 2011 annual report, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Off-balance sheet arrangements
The Company does not have any off-balance sheet arrangements.

Contingent liabilities
The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. Given the nature of this indemnification, the Company is unable to reasonably estimate its maximum potential liability as this indemnification provision does not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Consequently, no amounts have been accrued in these condensed unaudited interim consolidated financial statements relating to this indemnification.

The Company signed an agreement with a consulting firm to provide advisory services to assist the Company in any negotiations of a potential alliance, collaboration, research agreement, option agreement, partnering or licensing transaction. The success fee is payable upon the completion of a transaction. The success fee is equal to 133% of the consulting firm’s standard billing amount less any fees paid and payable by the Company. As at January 31, 2012, the success fee payable, in the event a transaction is completed, is approximately $125,000.

Financial instruments
The carrying amounts of cash and cash equivalents approximate fair value due to their short-term maturities. Financial instruments potentially exposing the Company to concentrations of credit risk consist of accounts receivable, which are limited to a large international pharmaceutical company and Canadian pharmaceutical wholesalers and pharmacies. The Company adopts credit policies and standards to monitor the evolving health care industry. Management is of the opinion that any risk of credit loss is significantly reduced due to the financial strength of the Company’s major customers. Cash and cash equivalents and investments are invested in certain instruments of varying short-term maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the Canadian dollar. The majority of the Company’s revenues are transacted in Canadian dollars, with a portion denominated in Euros and to a lesser extent, in U.S. dollars. Purchases of inventory are primarily transacted in U.S. dollars while other expenses, consisting of the majority of salaries, operating costs and overhead are incurred primarily in Canadian dollars. Research and development expenditures are incurred in both Euros and Canadian dollars. The Company maintains net monetary asset and/or liability balances in foreign currencies and does not engage in currency hedging activities using financial instruments.

Related party transactions
Cawkell Brodie Glaister LLP, is legal counsel to the Company. A director of the Company is a partner of Cawkell Brodie Glaister LLP.

Cangene bioPharma Inc. (“CBI”) is a wholly owned subsidiary of Cangene Corporation and is controlled by the Apotex Group which includes Apotex Inc. A director of the Company is also a director of Cangene Corporation and President of Apotex Inc.

On March 28, 2011, Helix issued, by way of private placement, a total of 1,652,719 units at $2.39 per unit for gross proceeds of $3,949,998. Jack Kay, a director of the Company, and his wife acquired 209,205 units and a related party, the Kay Family Charitable Foundation, of which Mr. Kay is a trustee, acquired an additional 209,205 units.

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In fiscal 2011 the Company signed an agreement where a director of the Company is the head of one of the hospitals responsible for conducting the L-DOS47 clinical trial in Poland. Other than the signing of the agreement, there were no related party transactions among the parties during fiscal 2011 or in the first quarter of fiscal 2012, since the trials have not yet commenced.

The Company had the following related party transactions:

	For the three months ended January 31		For the six months ended January 31
	2012	2011	2012	2011
Legal fees to Cawkell Brodie Glaister LLP	$589	$204	$638	$220
Contracted fill-finish services with CBI	$–	$16	$–	$169

The key management personnel of the Company are the Chief Executive Officer, the President and Chief Operating Officer, the Chief Scientific Officer, the Chief Financial Officer and the VP Product Distribution. Compensation for key management personnel of the Company is detailed below:

	For the three months ended January 31		For the six months ended January 31
	2012	2011	2012	2011
Salaries and benefits	$401	$379	$776	$758
Stock-based compensation	292	182	504	549
	$693	$561	$1,280	$1,307

Director compensation is detailed below:

	For the three months ended January 31		For the six months ended January 31
	2012	2011	2012	2011
Fees	$95	$42	$137	$84
Stock-based compensation	277	83	372	252
	$372	$125	$509	$336

These transactions are recorded at the amount agreed to by the related parties.

SUBSEQUENT EVENTS

Subsequent to January 31, 2012, two of the Concerned Shareholders commenced an application to the Ontario Superior Court of Justice (Commercial List) challenging the decision made by the Chair at the AGM and seeking, among other things, an order declaring that the slate of directors proposed by the Concerned Shareholders were elected at the AGM. The Special Committee’s application was amended after the AGM to seek, among other things, an order requiring a new AGM and ancillary relief related to the conduct of the voting process at a new AGM. On March 14, 2012, the Company announced that it had entered into a settlement agreement (the “Settlement Agreement”) with the Concerned Shareholders. See The Settlement Agreement above.

As a result of the Settlement Agreement, effective March 16, 2012, the Board of Directors of Helix (the “New Board”) will consist of William White, Robert Verhagen, Marek Orlowski, Mario Gobbo, Jack Kay, and W. Thomas Hodgson.

The Chief Executive Officer, Dr. Donald Segal, after 17 years of service, has agreed to continue as CEO for a transition period of up to six months, as determined by the New Board, at which time he will resign and be entitled to all “change of control” payments and benefits under his employment contract with Helix, regardless of whether a “change of control” has in fact occurred as defined in his employment contract.

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As part of the Settlement Agreement, all litigation has been dismissed and releases have been exchanged between Helix and the members of its Board of Directors (as constituted prior to the New Board), on the one hand, and the Concerned Shareholders (Zbigniew Lobacz, ACM Alpha Consulting Management Est. (“ACM Est.”), ACM Alpha Consulting Management AG (collectively with ACM Est., “ACM”), and Andreas Kandziora), Veronika Kandziora and Slawomir Majewski, on the other hand (the Concerned Shareholders, Veronika Kandziora and Slawomir Majewski being, collectively, the “Respondents”). Also as part of the Settlement Agreement, Helix has agreed to reimburse the reasonable costs and expenses incurred by the Respondents in respect of all matters involving Helix and its Special Committee, including but not limited to, the Proposal, the Meeting Requisition, the Special Committee’s investigation and the Concerned Shareholder’s proxy solicitation. A total of $2,074,000 has been reimbursed to date. Additional amounts may have to be reimbursed in future quarters once all of the out-of-pocket expenditures in connection with the foregoing matters are concluded. The mandate of the Special Committee and the engagement of Ernst & Young LLP have been terminated.

During the fiscal 2012 second quarter ended January 31, 2012, the Company transferred $2,639,000 into escrow with Computershare Trust Company of Canada. Such amount represented the total change of control severance amounts that could be required to be paid to certain key employees in the event of a change of control, as defined in their employment agreements. As a result of the Settlement Agreement, such a change of control has not occurred. As a result, $1,567,000 was returned to the Company of the $2,639,000 which was originally placed in escrow. Remaining in escrow as at March 15, 2012 is $1,072,000, to be paid to Dr. Donald Segal, as his agreed upon change of control payment, upon termination of his employment with the Company. See Settlement Agreement above.

RISKS AND UNCERTAINTIES

Helix is subject to risks, events and uncertainties, or “risk factors”, associated with being both a publicly traded company operating in the biopharmaceutical industry, and as an enterprise with several projects in the research and development stage. As a result of these risk factors, reported information and forward-looking statements may not necessarily be indicative of future operating results or of future financial position, and actual results may vary from the forward-looking statements or reported information. The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company’s business or the extent to which any factor, or combination of factors, may cause future results or financial position to differ materially from either those reported or those projected in any forward-looking statement. Accordingly, reported financial information and forward-looking statements should not be relied upon as a prediction of future actual results. Some of the risks and uncertainties affecting the Company, its business, operations and results which could cause actual results to differ materially from those reported or from forward-looking statements include, either wholly or in part, those described elsewhere in this MD&A, as well as the following:

The Company has a history of losses and expects to continue to incur additional losses for the foreseeable future.

Helix’s primary focus is on the research and development of pharmaceutical product candidates, which requires the expenditure of significant amounts of cash over a relatively long time period. The Company’s cash flows from its distribution activities and licensing activities do not, and are not expected to, provide sufficient income to fully fund the Company’s research and development expenditures. The Company has a history of losses, and expects to continue to incur losses for the foreseeable future. The Company’s cumulative deficit as at January 31, 2012 was $111,976,000. There can be no assurance that the Company will ever record any earnings.

Need for additional funding.

Helix has no sources of external liquidity, such as a bank loan or line of credit.

The Company does not currently have enough cash reserves to fully fund its planned L-DOS47 clinical trials nor to initiate its Topical Interferon Alpha-2b clinical trials (assuming regulatory approvals and strategic partner support are obtained), nor does the Company have sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months. Management expects that decisions will need to be made by the New Board regarding cost-deferral or cost-cutting measures, or both, to be taken in the current quarter and beyond in order to extend the Company’s cash resources so as to allow it more time to seek additional financing. There can be no assurance, however, that additional financing can be obtained in a timely manner or at all.

Equity financing has historically been Helix’s primary source of funding, however, the market for equity financings for companies such as Helix is challenging, and the ongoing global economic downturn and credit crisis continue to add further challenges. While the Company has been able to raise equity financing in recent years, there can be no assurance that additional funding by way of equity financing will continue to be available. Any additional equity financing, if secured, would result in dilution to the existing shareholders which may be significant. The Company may also seek additional funding from or through other sources, including technology licensing,

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co-development collaborations, mergers and acquisitions, joint ventures, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products or result in significant dilution to existing shareholders. There can be no assurance, however, that any alternative sources of funding will be available. The failure of the Company to obtain additional financing on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs, including any clinical trials, reducing overhead, or monetizing non-core assets, any of which could impair the current and future value of the business or cause the Company to consider ceasing operations and undergoing liquidation. See Liquidity and Capital Resources above.

The Company’s current focus is on its two drug candidates and the Company may change its focus.

Currently, the Company is focusing its efforts and resources on its two lead drug candidates. Commercial success of either candidate is not assured. If either drug candidate does not achieve commercial success, the Company’s business and prospects could be materially adversely affected. In addition, the Company could change its focus or pursue other development activities, the commercial success of which may also not be assured.

Changes in Business Strategy or Plans by the New Board

As stated above, management expects that decisions will need to be made by the New Board regarding cost-deferral or cost-cutting measures, or both, to be taken in the current quarter and beyond in order to extend the Company’s cash resources to allow it more time to seek additional financing. Accordingly, management believes that additional financing is of utmost priority. The New Board may determine to implement major changes in the Company’s business strategy or plans to address the Company’s current liquidity issues or as broader strategic decisions. These decisions may deviate substantially from the Company’s strategic direction as currently contemplated.

Competition and technological change.

The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. Helix faces competition from pharmaceutical companies, biotechnology companies and universities. This competition is intense and expected to increase.

Many competitors and potential competitors of the Company have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Company. Developments by others may render the Company’s products and/or technologies non-competitive, and the Company may not be able to keep pace with technological developments or its competition.

The Company is conducting early stage research and development initiatives for products under development which may not be accepted by the market and may never generate revenue and the Company has limited sales, marketing and distribution experience.

The Company is conducting early stage research and development initiatives and is currently in the process of developing new products that will require further time consuming and costly research and development. It will be a number of years, if ever, before its products in development begin to generate revenues, if at all. There can be no assurance that either L-DOS47 or Topical Interferon Alpha-2b will ever be successfully developed or commercialized.

Even with regulatory approval, the Company may not achieve market acceptance, which depends on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of the Company’s products, and their potential advantage over alternative treatment methods. There is also the risk that the actual market size or opportunity for Helix’s drug candidates is not certain. Failure to gain market acceptance of either of the Company’s products currently under development or an incorrect estimate in the nature and size of their respective markets could have a material adverse effect on the Company.

The Company has limited sales, marketing and distribution experience, and there is no assurance that the Company will be able to establish adequate sales, marketing, and distribution capabilities or make arrangements with any collaborators, strategic partners, licensees, or others to perform such activities, or that such efforts will be successful. The Company’s objective for its drug candidate products is to enter into strategic alliances with appropriate pharmaceutical partners. There can be no assurance that any such strategic alliance will be achieved, or if achieved, that it will result in revenue to the Company. In the case of Topical Interferon Alpha-2b, there can be no assurance that the Company will obtain strategic partner support in order to enter into clinical trials, that Schering will exercise its option, or if it does, that any of the expected royalty and license fees will be received by the Company. If Schering does not exercise its option, there can be no assurance that the Company will find an appropriate alternative strategic partner, or that the Company will receive any revenue from a strategic alliance.

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The timing of our internal goals may not be met, and it is uncertain whether the necessary regulatory filings will be compiled or submitted for the drug candidates as planned or at all and whether Helix will be permitted to undertake the necessary clinical testing or will obtain other necessary regulatory approvals.

The Company sets internal goals for and makes public statements regarding its expected timing of meeting the objectives material to its success, including the commencement, duration and completion of clinical trials and anticipated regulatory approvals. The actual timing of these forward-looking events can vary dramatically due to a number of factors, including, without limitation, delays in scaling-up of drug product candidates, delays or failures in clinical trials, additional data requirements from the regulators, the Company failing to obtain required financing, and other risks referred to herein.

Without limiting the generality of the foregoing, it is possible that required regulatory approvals may be delayed or denied, including those related to undertaking clinical trials, manufacturing of drug products, and marketing. By way of example, in November, 2010, the FDA placed the Company’s IND filing for Topical Interferon Alpha-2b on “clinical hold”, pending the submission and acceptance of further product analytical information. The Company announced on October 12, 2011, that it had filed this additional information, and on November 11, 2011, the Company announced that the “clinical hold” had been removed.

The Company has expressed certain estimated timelines for its planned U.S. Phase I and Polish Phase I//II trials for L-DOS47 and its expected duration of its proposed U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (cervical lesion indication). These timelines are contingent on the Company having adequate financing to complete the trials and the assumption that the trials will be completed according to the current schedules. A failure to obtain necessary financing or a change in the schedule of the trials (which may occur if certain cost-deferral measures are taken, or due to factors beyond our reasonable control, such as scheduling conflicts, the occurrence of serious adverse events, interruption of supplies of study drugs, withdrawals of regulatory approvals, or slow patient recruitment) could delay their commencement or completion, or result in their suspension or early termination, which could have a material adverse effect on the Company.

Intellectual property risks, including the loss of patent protection, the potential termination of licences, the inability to protect proprietary property, and possible claims of infringement against the Company or against a third-party from whom the Company licenses intellectual property.

The Company cannot predict the enforceability of its patents or its ability to maintain trade secrets that may not be protected by patents. Patent risks include the fact that patent applications may not result in issued patents, issued patents may be circumvented, challenged, invalidated or insufficiently broad to protect our products and technologies; blocking patents by third parties could prevent us from using our patented technology; it may be difficult to enforce patent rights, particularly in countries that do not have adequate legal enforcement mechanisms; and any upcoming expiry of an issued patent, including without limitation, the expiry in 2013 of three patents issued in respect of Topical Interferon Alpha-2b, may negatively impact the further development or commercialization of the underlying technology.

To protect trade secrets the Company enters into confidentiality undertakings with parties that have access to it, such as our current and prospective distributors, collaborators, employees and consultants, but a party may breach the undertakings and disclose our confidential information or our competitors might learn of the information in some other way, which could have a material adverse effect on the Company.

Helix uses processes, technology, products, or information, the rights to certain of which are owned by others, such as a license from the NRC of the lung antibody used by the Company for L-DOS47. Termination or expiry of any licenses or rights during critical periods, and an inability to obtain them on commercially favourable terms or at all could have a material adverse effect on the Company and its drug candidates’ development.

Finally, Helix operates in an industry that experiences substantial litigation involving the manufacture, use and sale of new products that are the subject of conflicting proprietary rights. Helix or one or more of its licensors may be subject to a claim of infringement of proprietary rights by a third party. It is possible that the Company’s products and technologies do infringe the rights of third parties, and the Company or such licensor could incur significant expenses in defending allegations of infringement of proprietary rights, even if there is no infringement. Further, the Company or such licensors may be required to modify its products or obtain licenses for intellectual property rights as a result of any alleged proprietary infringement. The inability to modify products or obtain licenses on commercially reasonable terms, in a timely manner or at all, could adversely affect the Company’s business.

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Research and development risks, including the need to prove Helix’s drug candidates are safe and effective in clinical trials, including the proposed U.S. Phase I and Polish Phase I/II clinical trials for L-DOS47.

The Company’s drug candidates, L-DOS47 and Topical Interferon Alpha-2b, are complex compounds and the Company faces difficult challenges in connection with the manufacture of clinical batches of each of them, which could further delay or otherwise negatively affect the Company’s planned clinical trials, or required regulatory approvals.

There is also the risk that we could obtain negative findings or factors that may become apparent during the course of research or development. The results from preclinical and clinical trials may not be totally predictive of results obtained in later clinical trials. A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials and pre-clinical trials.

The timing and success of the Company’s clinical trials also depend on a number of other factors, including, but not limited to, (i) obtaining additional financing, which is not assured (see Risks and Uncertainties – Need for additional funding above); (ii) sufficient patient enrolment, which may be affected by the incidence of the disease studied, the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for a patient to participate in the study and the rate of patient drop-out; (iii) regulatory agency policies regarding requirements for approval of a drug, including granting permission to undertake proposed human testing; (iv) Helix’s capacity to produce sufficient quantities and qualities of clinical trial materials to meet the trial schedule; and (v) performance by third parties, on whom the Company relies to carry out its clinical trials.

Clinical trials are complex, expensive and uncertain, and have a high risk of failure, which can occur at any stage. Data obtained from pre-clinical and clinical trials may be interpreted in different ways, or be incorrectly reported, which could delay or prevent further development of the drug candidate studied. Failure to complete clinical trials successfully and to obtain successful results on a timely basis could have a material adverse effect on the Company.

Even if Helix’s drug candidates successfully complete the clinical trials and receive the regulatory approval necessary to market the drug candidates to the public, there is also the risk of unknown side effects, which may not appear until the drug candidates are on the market and may result in delay or denial of regulatory approval or withdrawal of previous approvals, product recalls or other adverse events, which could materially adversely affect the Company.

While the Company continues to explore opportunities to expand its product pipeline with new DOS47-based therapeutics pending the identification of further tumor targeting agents, there can be no assurance that any such tumor targeting agents will be identified or that any new DOS47-based therapeutics will be developed.

Helix is dependent on a number of third-parties and the failure or delay in the performance of one of these third-parties’ obligations may adversely affect us.

The Company is dependent on third parties to varying degrees in virtually all aspects of its business, including without limitation, on contract research organizations, contract manufacturing organizations, clinical trial consultants, collaborative research consultants, regulatory affairs advisers and others. Critical supplies may not be available from third parties on acceptable terms, including GMP grade materials, or at all, service providers may not perform, or continue to perform, as needed, or be available to provide the required services on acceptable terms or at all. Any lack of or interruption in supplies of raw materials or services, or any change in supply or service providers or any inability to secure new supply or service providers, would have an adverse impact on the development and commercialization of the Company’s products. Helix relies on BioVectra for its supply of urease, a key component of L-DOS47, as well as for the manufacture of L-DOS47 in bulk for clinical testing. It has previously experienced delays in the manufacturing of both engineering and clinical batches of L-DOS47, which have in turn caused delays in the progression of its development program, and there may be further delays. In the event the contract with BioVectra is terminated early, Helix will have to find a new supplier of urease, as well as a new manufacturer of bulk drug product for future clinical testing programs. There can be no assurance that a new supplier or manufacturer can be contracted in a timely manner or at all, and this could negatively impact the Company’s development plans for L-DOS47.

In the case of Topical Interferon Alpha-2b, the Company is currently dependent on Schering for its supply of interferon alpha-2b. Helix may require a further supply of interferon alpha-2b, beyond the amount originally agreed, to complete Topical Interferon Alpha-2b’s development program, and will require such further supply to commercialize it, should Schering not exercise its license option. There can be no assurance that Schering will supply the Company with any such additional interferon alpha-2b on acceptable terms or at all, or that the Company would be able to secure alternative supplies in a timely manner, on acceptable terms or at all. Even if alternative supplies can be arranged, there may be challenges from a regulatory perspective demonstrating adequately to the authorities that a new supplier’s raw material

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is considered interchangeable with Schering’s interferon alpha-2b. Helix is reliant on Schering for interferon alpha-2b, and if Schering does not continue its supply, the Company’s completion of development or commercialization of Topical Interferon Alpha-2b could be adversely affected.

In addition, because of the Company’s lack of financing, expertise, infrastructure and other resources to singularly support a new drug product from clinical development to marketing, Helix also requires strategic partner support to develop and commercialize its drug candidates. In the case of Topical Interferon Alpha-2b, in order to be able to conduct its planned U.S. Phase II/III and European Phase III clinical trials, Helix has determined that it will need strategic partner support, which is not assured. This may include revising our agreement with Schering, requiring its consent. The Company will need to secure new strategic relationships, which is not assured, to commercialize L-DOS47 and any other drug candidates which may arise out of DOS47. There can be no assurance that such strategic partner support will be obtained upon acceptable terms or at all.

With respect to L-DOS47, the Company is currently dependent on, in addition to third-party suppliers, manufacturers and consultants, the NRC and its license to the Company of a lung cancer antibody in order to develop and commercialize L-DOS47. Early termination of the license would have a material adverse effect on the further development of L-DOS47 and may require the cessation of such development, which would have a material adverse effect on the Company.

On December 1, 2010 the Company entered into an agreement to assign certain international Klean-Prep™ rights to Helsinn, as described under “Overview” above. There can be no assurance that the future transfer of the U.S. rights to Klean-Prep™ will occur in a timely manner or at all. The Company is also dependent on Helsinn for its supply of Klean-Prep™ for the Company’s distribution in Canada. The parties have entered into a new supply agreement, however there can be no assurance that the agreement will be performed or will not terminate early, in which event the Company would need to seek an alternative supply arrangement, which may not be available on acceptable terms or at all, and which may have a negative impact on the Company’s revenue. A substantial portion of the Company’s product distribution revenues is dependent on sales of product purchased from a single supplier. The termination of the supply arrangement, or non-performance by the other party thereto, would negatively impact the Company’s revenues. The Company signed an extension of its agreement with Anika Therapeutics Inc., its supplier of Orthovisc® and Monovisc®, extending the distribution agreement to 2014 and amending certain terms, including minimum sales targets. Any issues with the Company’s ability to obtain adequate supplies, including the possibility that the Company may fail to meet future sales targets, could have a material adverse effect on the Company’s product revenue.

We rely heavily on contract manufacturers for the production of product required for our clinical trials, product formulation work, scaling-up experiments and commercial production. We may not be able to obtain new, or keep our current, contract manufacturers to provide these services. Even if we do, contract manufacturers may not be reliable in meeting our requirements for cost, quality, quantity or schedule, or the requirements of any regulatory agencies. We may not be able to manufacture products in quantities or qualities that would enable us to meet our business objectives, and failure to do so would materially adversely affect our business.

If we can successfully develop markets for our products, we would have to arrange for their scaled-up manufacture. There can be no assurance that we will, on a timely basis, be able to make the transition from manufacturing clinical trial quantities to commercial production quantities successfully or be able to arrange for scaled-up commercial contract manufacturing. Any potential difficulties experienced by us in manufacturing scale-up, including recalls or safety alerts, could have a material adverse effect on our business, financial condition, and results of operations.

The marketability of the Company’s products may be affected by delays and the inability to obtain necessary approvals, and following any market approval, the Company’s products will be subject to ongoing regulatory review and requirements which may continue to affect their marketability, including but not limited to regulatory review of drug pricing, healthcare reforms or the payment and reimbursement policies for drugs by the various insurers and other payors in the industry.

The research, development, manufacture and marketing of pharmaceutical products are subject to regulation by the U.S. FDA, and comparable regulatory authorities in other countries. These agencies and others regulate the testing, manufacture, safety and promotion of the Company’s products. We must receive applicable regulatory approval of a product candidate before it can be commercialized in any particular jurisdiction. Approval by a regulatory authority of one country does not ensure the approval by regulatory authorities of other countries. Changes in regulatory approval policies or regulations during the development period may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application, or may decide that our data are insufficient for approval, or require additional preclinical, clinical or other trials and place our IND submissions on hold for an indeterminate amount of time. This has already been demonstrated in the case of our Topical Interferon Alpha-2b IND submission to the FDA, which the FDA placed on “clinical hold”. The Company has since filed its response to the FDA, and is currently awaiting FDA review. The development and regulatory approval process in each

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jurisdiction takes many years, requires the expenditure of substantial resources, is uncertain and subject to delays, and can adversely affect the successful development and commercialization of our drug candidates.

Even if we obtain marketing approval in a particular jurisdiction, there may be limits on the approval and our products will be subject to ongoing regulatory review and regulatory requirements in that jurisdiction. Pharmaceutical companies are subject to various government regulations, including without limitation, requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future regulations.

The availability of reimbursement by governmental and other third-party payors, such as private insurance plans, will affect the market for any pharmaceutical product, and such payors tend to continually attempt to contain or reduce the costs of healthcare. Significant uncertainty exists with respect to the reimbursement status of newly approved healthcare products.

The Company operates in an industry that is more susceptible to legal proceedings, and in particular, liability claims.

The Company operates in a field whose firms are more susceptible to legal proceedings than firms in other industries, due to the uncertainty involved in the development of pharmaceuticals. Defense and prosecution of legal claims can be expensive and time consuming, and may adversely affect the Company regardless of the outcome due to the diversion of financial, management and other resources away from the Company’s primary operations. Negative judgments against the Company, even if the Company is planning to appeal such a decision, or even a settlement in a case, could negatively affect the cash reserves of the Company, and could have a material negative effect on the development of its drug products.

The Company may be exposed, in particular, to liability claims which are uninsured or not sufficiently insured, and any claims may adversely affect the Company’s ability to obtain insurance in the future or result in negative publicity regarding the efficacy of its products.

The sale of products in our distribution operations, the use of any of our unapproved products under development, the use of our products in clinical trials, and, if regulatory approval is received, the sale of such products, may expose us to liability claims which could materially adversely affect our business. We may not be able to maintain or obtain commercially reasonable product liability insurance for future products, and any claims under any insurance policies may adversely affect our ability to maintain existing policies or to obtain new insurance on existing or future products. Even with adequate insurance coverage, publicity associated with any such claim could adversely affect public opinion regarding the safety or efficacy of our products. As a result, any product liability claim or recall could materially adversely affect our business.

The Company is dependent upon key personnel.

The Company’s ability to continue its development of potential products depends on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. In addition, the Company does not carry key-man insurance on any individuals. If the Company loses and is unable to replace key personnel, its business could be negatively affected.

Indemnification obligations to our directors and senior management may adversely affect our finances.

We have entered into agreements pursuant to which we will indemnify our directors and senior management in respect of certain claims made against them while acting in their capacity as such. If we are called upon to perform our indemnity obligations, our finances will be adversely affected.

The Company’s finances may fluctuate based on foreign currency exchange rates.

The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and U.S. dollar.

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Dilution through exercise of stock options, warrants and future equity financings

To attract and retain key personnel, the Company has granted to its key employees, directors and consultants options to purchase common shares and share awards as non-cash incentives. In addition, the Company has a significant number of warrants to purchase common shares outstanding. The issuance of shares pursuant to share awards and the exercise of a significant number of such options and warrants may result in significant dilution of other stockholders of the Company.

As noted above, the Company needs additional funding and has historically turned to the equity markets to raise this funding. The future sale of equity and warrants may also result in significant dilution to the stockholders of the Company.

Volatility of share price and trading volumes

The price of the Company’s shares, as well as market prices for securities of biopharmaceutical and drug delivery companies generally, have historically been highly volatile, and have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. There are minimum listing requirements for an issuer to maintain its listing on the TSX or NYSE Amex, and if the Company fails to maintain these listing requirements, it may be delisted from the TSX or NYSE Amex. De-listing of our Company or our shares from any securities exchange could have a negative effect on the liquidity of our shares and/or the ability of a shareholder to trade in shares of our Company, and could have an adverse effect on our ability to raise future equity financings. Helix’s common shares trade in a very low amount compared to the number of common shares outstanding. This means a shareholder could have difficulty disposing of common shares, especially if there are other shareholders of the Company trying to sell their shares in the Company at the same time. Volatility in share price and trading volumes could have an adverse effect on our ability to raise future equity financings.

General economic conditions may have an adverse effect on the Company and its business

Continuing global economic volatility and uncertainty may have an adverse effect on the Company and its business, including without limitation our ability to raise additional financing, to obtain strategic partner support or commercialization opportunities and alliances for our new drug candidates, and to ensure continued services and supplies.

The Company’s business involves environmental risks that could result in accidental contamination, injury, and significant capital expenditures in order to comply with environmental laws and regulations.

The Company and its commercial collaborators are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of materials and certain waste products. Although the Company believes that its safety procedures comply with the regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The Company is not specifically insured with respect to this liability. The Company (or its collaborators) may be required to incur significant costs to comply with environmental laws and regulations in the future; and the operations, business or assets of the Company may be materially adversely affected by current or future environmental laws or regulations.

RISK FACTORS IN OTHER PUBLIC FILINGS

These and other risks and uncertainties are more fully described under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report, which are incorporated herein by reference, or identified in the Company’s other public filings with the Canadian Securities Administrators at www.sedar.com or with the SEC at www.sec.gov.

For all of the reasons set forth above, investors should not place undue reliance on forward-looking statements. Other than any obligation to disclose material information under applicable securities laws, the Company undertakes no obligation to revise or update any forward-looking statements after the date hereof.

Data relevant to estimated market sizes and penetration for Helix’s lead products under development are presented in this Management’s Discussion and Analysis of Financial Condition and Results of Operations. These data have been obtained from a variety of published resources including published scientific literature, websites and information

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generally available through publicized means. Helix attempts to source reference data from multiple sources whenever possible for confirmatory purposes. Although Helix believes the foregoing data is reliable, Helix has not independently verified the accuracy and completeness of this data.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management has designed disclosure controls and procedures to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and is made known to the Chief Executive Officer and the Chief Financial Officer, particularly during the period in which the interim filings are being prepared.

We have designed internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There were no changes in our ICFR that occurred during the period beginning on August 1, 2011 and ended January 31, 2012 that have materially affected, or are reasonably likely to materially affect, our ICFR.

ADDITIONAL INFORMATION
Additional information relating to the Company, including our Annual Information Form in the form of a Form 20-F for the fiscal year ended July 31, 2011, is available on SEDAR at www.sedar.com and on the SEC website at www.sec.gov.

Dated March 16, 2012

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